

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

March 6, 2009

Mr. Edward M. Krell
Chief Executive Officer
Destination Maternity Corporation
456 North Fifth Street
Philadelphia, PA 19123

> **Re: Destination Maternity Corporation**
> **Form 10-K for the Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **File No. 0-21196**

Dear Mr. Krell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the fiscal year ended September 30, 2008</u>
<u>Note 2 – Summary of Significant Accounting Policies, page F-7</u>
<u>n. Revenue Recognition, Sales Return Allowances, page F-10</u>

1. We note that you market maternity apparel at Kohl's® stores under an exclusive product and license agreement and recognize revenue when the product is shipped to the customer. In this regard, please tell us and disclose the pertinent terms of the agreement including royalty rates, rate reductions, payment terms, return provisions and other subjective considerations factored into management's assessment in satisfying the four criteria listed in SAB Topic 13.A.1. Also please

tell us why license revenue is not presented separately from the sale of product
and the basis for your conclusion. See Rule 5-03(b)1. of Regulation S-X.

13. Income Taxes, page 23

2.   We note your consideration of historical levels of taxable income as a basis in not
recording any valuation allowance for deferred tax assets. Please tell us how you
also considered the negative evidence of cumulative losses in recent years as well
as the potential effect the external economic environment will have on your
business in the near term in your conclusion it is more likely than not the
company will realize all of the deferred tax assets as of September 30, 2008.
Include in your response the weight given to each positive and negative piece of
evidence and how you objectively verified both in assessing the realizability of
some portion or all of your deferred tax assets. Please frame your response by tax
jurisdiction basis rather than on a consolidated basis.

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review.   Please submit your cover letter over EDGAR. Please understand
that we may have additional comments after reviewing your amendment and responses to
our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review

of your filing or in response to our comments on your filing.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services